EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2012	2013	2014	2015

	(dollars in thousands)

Earnings:
Income before income taxes	$15,699	$15,892	$16,083	$19,912	$13,641
Add: Fixed charges	445	438	463	337	89
Total earnings	$16,144	$16,330	$16,546	$20,249	$13,730

Fixed Charges:
Interest expense	$13	$13	$13	$–	$–
Estimated interest component of rent expense	432	425	450	337	89
Total fixed charges	$445	$438	$463	$337	$89

Ratio of Earnings to Fixed Charges	36	37	36	60	154